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                                               /-----------------------------/
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+--------+
| Form 3 |           U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                   WASHINGTON, D.C. 20549

              INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935 or
                Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)



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1.   Name and Address of Reporting Person*

     Millennium Pharmaceuticals, Inc.
     -------------------------------------------------------------------------
         (Last)                         (First)              (Middle)

     75 Sidney Street
     -------------------------------------------------------------------------
                                 (Street)

     Cambridge,                   Massachusetts                       02139
     -------------------------------------------------------------------------
          (City)                    (State)                            (Zip)
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2.   Date of Event Requiring Statement  (Month/Day/Year)             10/14/99
                                                                     --------
3.   IRS or Social Security Number of Reporting Person
     (Voluntary)
                --------------

4.   Issuer Name and Ticker or Trading Symbol

                  LeukoSite, Inc.  (LKST)
                  -----------------------------------------------
5.   Relationship of Reporting Person to Issuer (Check all applicable)



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     / / Director      / / Officer          /X/ 10% Owner      / / Other
                       (give title below)                      (Specify below)

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6.   If Amendment, Date of Original  (Month/Day/Year)
                                                     -------------------------

7.   Individual or Joint Group Filing  (Check Applicable Line)
     __X__Form Filed by One Reporting Person
     _____Form filed by More than One Reporting Person

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

------------------------------------------------------------------------------
1.  Title        2. Amount of        3. Ownership Form:    4. Nature of
    of              Securities Bene-    Direct (D) or         Indirect Bene-
    Security        ficially Owned      Indirect (I)          ficial Ownership
    (Instr. 4)      (Inst. 4)           (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------

Common Stock,     No Securities
$.01 Par Value    beneficially owned.
                  See Attachment.
------------------------------------------------------------------------------

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  5(b)(v)




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FORM 3  (continued)

                                    TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
                             (e.g., puts, calls, warrants, options, convertible securities)



-------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Date Exer-   3. Title and Amount of Securities  4.Conversion  5. Ownership       6. Nature of in-
   Security (Instr. 4)       cisable and     Underlying Derivative Security    or             Form of            direct Bene-
                             Expiration      (Instr. 4)                        Exercise       Derivative         ficial
                             Date                                              of             Security:          Ownership
                             (Month/Day/                                       Derivative     Direct (D)         (Instr. 5)
                              Year)                                            Security       or In-
                           ----------------------------   ------------------                  direct (I)
                             Date      Expira-                 Amount or                      (Instr. 5)
                             Exer-     tion     Title          Number of
                             cisable   Date                    Shares
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:

See Attachment.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                    /s/ Kevin Starr               10/20/99
                                    ---------------------         --------
                                    Name: Kevin Starr               Date
                                    Title: Chief Financial Officer


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                           Attachment to Form 3

     Pursuant to the terms of an Agreement and Plan of Merger (the "Merger Agreement"), dated October 14, 1999, by and among the Reporting Person, ANM, Inc., a Delaware corporation ("Sub") and a wholly owned subsidiary of the Reporting Person, and LeukoSite, Inc., a Delaware corporation ("LeukoSite"), providing, among other things, for the merger of Sub with and into LeukoSite, with LeukoSite as the surviving corporation and becoming a wholly owned subsidiary of the Reporting Person in the merger (the "Merger"), each of Healthcare Ventures III, L.P., Healthcare Ventures V, L.P., Timothy A. Springer, Ph.D., Christopher K. Mirabelli, Schroder Ventures International Life Sciences Fund L.P. 1, Schroder Ventures International Life Sciences Fund L.P. 2, Schroder Ventures International Life Sciences Trust, Martin Peretz, M.D., Christopher T. Walsh, Ph.D. and Walter Newman (collectively, the "Stockholders") has, on October 14, 1999, entered into a voting agreement with the Reporting Person (collectively, the "Voting Agreements").

     Pursuant to the Voting Agreements, each Stockholder has agreed that, provided that the Merger Agreement has not been previously terminated, it will vote its shares in favor of approval of the Merger Agreement, the Merger and every matter that could reasonably be expected to facilitate the Merger at every meeting of the stockholders of LeukoSite called with respect thereto, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of LeukoSite. As required by each of the Voting Agreements, each Stockholder has executed the Irrevocable Proxy, attached as Exhibit A to the Voting Agreements, designating Kevin Starr and John Maraganore, each an executive officer of the Reporting Person, to vote its shares as to the matters referred to in the Voting Agreements.

     Pursuant to the Voting Agreements, each Stockholder has also agreed not to transfer, sell, exchange, pledge or otherwise dispose of or encumber any of its shares, or to make any offer or agreement relating thereto, prior to the earlier of (i) such date and time as the Merger becomes effective and
(ii) such date as the Merger Agreement is terminated.

     The consummation of the Merger is subject to approval by LeukoSite's stockholders and the receipt of certain regulatory approvals, including expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and other customary closing conditions.

     On October 14, 1999, the Stockholders beneficially owned 3,269,674 shares of the Common Stock of LeukoSite, which amounted to 22.04% of the total outstanding shares of Common Stock of LeukoSite.

     The Reporting Person may be deemed to be, for purpose of Section 16 of the Securities and Exchange Act of 1934, as amended, a beneficial owner of all shares beneficially owned by the Stockholders, provided, however, that the Reporting Person expressly disclaims any pecuniary interest in such shares.





                           Attachment to Form 3